
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 15, 2012

Robert C. Harvey
Chief Executive Officer, Principal Accounting Officer, and Chief Financial Officer
Oakridge Holdings, Inc
400 West Ontario Street
Unit 1003
Chicago, IL 60654

> **Re: Oakridge Holdings, Inc**
> **Form 10-K**
> **Filed October 13, 2011**
> **File No. 000-01937**

Dear Mr. Harvey:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Kevin Woody

      Kevin Woody
      Accounting Branch Chief